FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the results of the annual meeting of shareholders of Top Ships Inc. (the “Company”) that was held at the Company's executive offices on December 18, 2008 at 1:00 p.m. Athens time.

EXHIBIT 1

        TOP Ships Inc. (NasdaqGS:TOPS) (the “Company”) today announced the results of its annual shareholder meeting (the “Meeting”).  At the Meeting, Michael G. Docherty and Roy Gibbs were re-elected to Class I of the Company’s the Board of Directors.  In addition, shareholders voting at the Meeting either in person or by proxy approved the Company’s selection of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A as the Company’s independent auditors for the fiscal year ending December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: December 18, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 949166